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            ADDENDUM TO THE CUSTODIAN AGREEMENT

THIS ADDENDUM TO THE CUSTODIAN AGREEMENT dated May 13, 1996 between Strategist World Fund, Inc. (the Company) on behalf of its underlying series funds (the Funds) and American Express Trust Company (the Custodian) is made pursuant to Section 12 of the Agreement to reflect the Corporation's arrangement of investing all of the Funds' assets in corresponding portfolios of a master trust.

American Express Financial Corporation (AEFC) serves as administrator for the Company and for the master trust in which the Funds invest.

The Company, the Custodian and AEFC agree as follows:

The parties to this Agreement acknowledge that, so long as the Funds invest all of their assets in corresponding portfolios of a master trust, the only assets held by the Funds will be units of the corresponding portfolios of the master trust. The parties agree that the Custodian is entitled to rely upon AEFC for an accounting of the number of units held, purchased or redeemed by the Company and to delegate to AEFC responsibility for all reporting to the Company. AEFC agrees to indemnify and hold harmless the Custodian from all claims and liabilities incurred or assessed against the Custodian in connection with the accounting for and reporting to the Company by AEFC.

IN WITNESS WHEREOF, the Company, the Custodian and AEFC have caused this addendum to the Custodian Agreement to be executed on May 13, 1996 which shall remain in effect until terminated by one of the parties on written notice to the other parties to this Addendum.

STRATEGIST WORLD FUND, INC.
  Strategist World Income Fund
  Strategist World Growth Fund


By   /s/ James A. Mitchell
    James A. Mitchell
    President

AMERICAN EXPRESS TRUST COMPANY


By   /s/ Chandrakant A. Patel
    Chandrakant A. Patel
    Vice President

AMERICAN EXPRESS FINANCIAL CORPORATION


By    /s/ Richard W. Kling
    Richard W. Kling
    Senior Vice President